UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

Telesis Bio Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Novalis LifeSciences LLC

1 Liberty Lane E, Suite 112

Hampton, NH 03842

603-339-0084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192003101	13D	Page 2 of 13

1	Names of reporting persons Novalis LifeSciences Investments II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 7,419,984 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 7,419,984 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 7,419,984 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person PN

(1)

On June 5, 2023, Novalis LifeSciences Investments II, L.P. (“Novalis LifeSciences”) purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock (as defined herein), which shares became immediately eligible for conversion into an aggregate of 6,558,625 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants (as defined herein) to purchase an aggregate of 9,837,939 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 7,419,984 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 29,698,496 shares of Common Stock issued and outstanding as of April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and (ii) an aggregate of 7,419,984 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 3 of 13

1	Names of reporting persons Novalis LifeSciences Investments II GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 7,419,984 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 7,419,984 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 7,419,984 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person CO

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares became immediately eligible for conversion into an aggregate of 6,558,625 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 9,837,939 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 7,419,984 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 29,698,496 shares of Common Stock issued and outstanding as of April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and (ii) an aggregate of 7,419,984 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 4 of 13

1	Names of reporting persons Marijn E Dekkers
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 7,419,984 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 7,419,984 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 7,419,984 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person IN

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares became immediately eligible for conversion into an aggregate of 6,558,625 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 9,837,939 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 7,419,984 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 29,698,496 shares of Common Stock issued and outstanding as of April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and (ii) an aggregate of 7,419,984 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 5 of 13

1	Names of reporting persons Paul M. Meister
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 7,419,984 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 7,419,984 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 7,419,984 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person IN

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares became immediately eligible for conversion into an aggregate of 6,558,625 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 9,837,939 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 7,419,984 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 29,698,496 shares of Common Stock issued and outstanding as of April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and (ii) an aggregate of 7,419,984 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 6 of 13

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”) of Telesis Bio Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 10431 Wateridge Circle, Suite 150, San Diego, CA 92121.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Novalis LifeSciences Investments II, L.P., a Delaware limited partnership (“Novalis LifeSciences”), Novalis LifeSciences II GP, LLC, a Delaware limited liability company (“Novalis LifeSciences GP”), Marijn E. Dekkers and Paul M. Meister (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Novalis LifeSciences GP, whose managers are Messrs. Dekkers and Meister, is the general partner of Novalis LifeSciences. As a result, each of Novalis LifeSciences GP and Messrs. Dekkers and Meister may be deemed to share voting and dispositive power with respect to the securities held by Novalis LifeSciences.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 15, 2023, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address for each of the Reporting Persons is 1 Liberty Lane E, Suite 112, Hampton, NH 03842.

(c) Novalis LifeSciences and Novalis LifeSciences GP are each principally engaged in the business of investment in securities. Messrs. Dekkers and Meister are Partners of Novalis LifeSciences LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Novalis LifeSciences and Novalis LifeSciences GP are each organized under the laws of the State of Delaware. Messrs. Dekkers and Meister are each citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On May 31, 2023, the Issuer entered into a Redeemable Convertible Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”) with the investors identified on the signature pages thereto, including Novalis LifeSciences (the “Investors”), pursuant to which, on June 5, 2023, the Investors purchased from the Issuer (the “Private Placement”) an aggregate of (i) 280,000 shares of the Issuer’s Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Redeemable Convertible Preferred Stock”), (ii) warrants with a term of two years (such warrants, the “Short-Term Warrants”) to purchase an aggregate of 5,923,921 shares of Common Stock and (iii) warrants with a term of seven years (such warrants, the “Long-Term Warrants” and, together with the Short-Term Warrants, the “Warrants”) to purchase an aggregate of 11,847,840 shares of Common Stock. The Redeemable Convertible Preferred Stock was sold in fixed combinations with the Warrants, with each Investor receiving (a) a Short-Term Warrant to purchase one-half of a share of Common Stock for each share of Common Stock initially underlying the Redeemable Convertible Preferred Stock purchased by such Investor and (b) a Long-Term Warrant to purchase one share of Common Stock for each share of Common Stock initially underlying the Redeemable Convertible Preferred Stock purchased by such Investor. The purchase price per share of Redeemable Convertible Preferred Stock and accompanying Warrants was $100.00.

CUSIP No. 192003101	13D	Page 7 of 13

Novalis LifeSciences purchased 155,000 shares of Redeemable Convertible Preferred Stock, a Short-Term Warrant to purchase 3,279,313 shares of Common Stock and a Long-Term Warrant to purchase 6,558,626 shares of Common Stock in the Private Placement for a total purchase price of $15,500,000. Novalis LifeSciences used its own working capital to purchase the securities in the Private Placement.

References to and the description of the Purchase Agreement set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Pursuant to the terms of the Purchase Agreement, the Issuer’s board of directors (the “Board”) appointed Mr. Meister as a director of the Issuer, effective immediately following and contingent upon, the closing of the Private Placement.

Pursuant to the terms of the Purchase Agreement, to the extent Mr. Meister is not reelected to the Board at any time that Novalis LifeSciences continues to beneficially own at least 5% of the outstanding Common Stock (calculated after giving effect to the full conversion of any shares of Redeemable Convertible Preferred Stock and full exercise of any Warrants then held by Novalis LifeSciences, in each case, without giving effect to the Beneficial Ownership Blocker (as defined herein)), the Issuer has agreed to take all necessary action to appoint a director designated by Novalis LifeSciences, including placing such designee in the Issuer’s proxy statement for its annual meeting of stockholders and recommending that the Issuer’s stockholders vote in favor of the election of such designee.

Novalis LifeSciences acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review, and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, convert shares of Redeemable Convertible Preferred Stock and/or exercise Warrants, or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As further described in Item 3 of this Schedule 13D, at the closing of the Private Placement, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares became immediately eligible for conversion into an aggregate of 6,558,625 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 9,837,939 shares of Common Stock.

As a result of the Beneficial Ownership Blocker (as defined herein), Novalis LifeSciences is precluded from converting shares of Redeemable Convertible Preferred Stock and/or exercising Warrants to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own a number of shares of the Company’s capital stock that represents in excess of 19.99% of the Issuer’s voting power immediately following such conversion or exercise. Accordingly, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 19.99% of the outstanding Common Stock of the Issuer, representing 7,419,984 shares of Common Stock as of the date hereof.

CUSIP No. 192003101	13D	Page 8 of 13

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 29,698,496 shares of Common Stock issued and outstanding as of April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and (ii) an aggregate of 7,419,984 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Redeemable Convertible Preferred Stock

The terms, rights, obligations and preferences of the Redeemable Convertible Preferred Stock are set forth in the Certificate of Designation of Redeemable Convertible Preferred Stock of Telesis Bio Inc. (the “Certificate of Designation”), which was filed with the Secretary of State of the State of Delaware on June 1, 2023.

References to and the description of the Certificate of Designation set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designation, which is filed as an exhibit hereto and incorporated by reference herein.

Conversion Rights

At any time and from time to time at their election (a “Voluntary Conversion”), holders of Redeemable Convertible Preferred Stock have the option to convert such Redeemable Convertible Preferred Stock into a number of shares of Common Stock calculated by dividing (i) the sum of the Accrued Value (as defined herein) plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value by (ii) the Conversion Price (as defined herein) in effect at the time of such conversion.

The Issuer has the right to require each holder of Redeemable Convertible Preferred Stock to convert such Redeemable Convertible Preferred Stock into Common Stock (a “Mandatory Conversion”) at any time following the third anniversary of the closing of the Private Placement if the trading price of the Common Stock exceeds 250% of the Conversion Price for 30 consecutive trading days.

“Accrued Value” means, with respect to each share of Redeemable Convertible Preferred Stock, the sum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Redeemable Convertible Preferred Stock, of (i) $100.00 plus (ii) on each quarterly dividend date, an additional amount equal to the dollar value of any dividends on a share of Redeemable Convertible Preferred Stock that have accrued on any dividend payment date and have not previously been added to such Accrued Value.

“Conversion Price” means an initial price of $2.3633 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization event.

CUSIP No. 192003101	13D	Page 9 of 13

Conversion Blocker

The conversion of shares of Redeemable Convertible Preferred Stock into shares of Common Stock, whether by means of a Voluntary Conversion or Mandatory Conversion, is subject to (i) a mandatory 19.99% blocker provision (the “Preferred Mandatory Blocker”) that prohibits conversion of shares of Redeemable Convertible Preferred Stock if, immediately following such conversion, the holder, together with its attribution parties, would beneficially own shares of the Issuer’s capital stock representing more than 19.99% of the Issuer’s voting power to comply with Nasdaq listing rules and (ii) if so elected by a holder of Redeemable Convertible Preferred Stock, a voluntary blocker provision (a “Preferred Voluntary Blocker” and, together with the Preferred Mandatory Blocker, the “Preferred Conversion Blocker”) that would prohibit conversion of shares of Redeemable Convertible Preferred Stock, if, immediately following such conversion, the holder, together with its attribution parties, would beneficially own shares of the Issuer’s capital stock representing more than a percentage of the Issuer’s voting power that is specified by the holder in a written notice to the Issuer, such percentage not to exceed 19.99%.

Following the date of a Mandatory Conversion, any shares of Redeemable Convertible Preferred Stock that are not converted as a result of the Preferred Conversion Blocker or applicable regulatory restrictions will continue to be entitled to all of the rights of the holders of Redeemable Convertible Preferred Stock except that they will no longer be entitled to cumulative dividends, priority distribution of assets upon consummation of a change of control or liquidation event and certain special voting provisions.

As of the date hereof, Novalis LifeSciences has not elected to be subject to a Preferred Voluntary Blocker.

Voting Rights

Holders of Redeemable Convertible Preferred Stock are entitled to vote together with shares of Common Stock (based on one vote per each share of Common Stock into which the shares of Redeemable Convertible Preferred Stock are convertible on the applicable record date, subject to the Preferred Conversion Blocker) on any matter on which the holders of Common Stock are entitled to vote.

In addition, for so long as any shares of Redeemable Convertible Preferred Stock remain outstanding, without the approval of holders of a majority of the Redeemable Convertible Preferred Stock (or, solely with respect to (i) below, the approval of holders of 75% of the Redeemable Convertible Preferred Stock), the Issuer may not (i) amend, modify or fail to give effect to any right of holders of Redeemable Convertible Preferred Stock, (ii) change the authorized number of shares of Redeemable Convertible Preferred Stock or create or issue a new class or series of equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Redeemable Convertible Preferred Stock in terms of liquidation preference or dividend rights, (iii) issue shares of Common Stock or securities convertible into Common Stock while the Issuer has insufficient shares to effect the conversion of the outstanding Redeemable Convertible Preferred Stock into Common Stock, (iv) declare or pay dividends or redeem or repurchase any capital stock (other than certain repurchases from employees, directors, advisors or consultants upon termination of service) or (v) create any subsidiary that is not majority-owned, either directly or indirectly, by the Company.

Dividend Rights

Each holder of Redeemable Convertible Preferred Stock is entitled to receive cumulative dividends on the Accrued Value of each share of Redeemable Convertible Preferred Stock at a rate of 8% per annum, compounded quarterly. Dividends on the Redeemable Convertible Preferred Stock are payable in kind and will accrue on the Accrued Value of each share of Redeemable Convertible Preferred Stock until the earlier of conversion, redemption, consummation of a change of control, liquidation event or upon failure to mandatorily convert due to the Preferred Conversion Blocker or applicable regulatory restrictions.

Redemption Rights

On or at any time following the seventh anniversary of the closing of the Private Placement, (i) the Issuer has the right to redeem the Redeemable Convertible Preferred Stock for a cash consideration equal to the sum of the Accrued Value as of the date of redemption, plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value, and (ii) each holder of Redeemable Convertible Preferred Stock will have the right to require the Issuer to redeem the Redeemable Convertible Preferred Stock at the same price.

CUSIP No. 192003101	13D	Page 10 of 13

Change of Control and Liquidation

Upon the consummation of (i) a reorganization, merger or consolidation of the Issuer, (ii) the sale lease, transfer, or exclusive license or other disposition by the Issuer or any of its subsidiaries of all or substantially all of the assets of the Issuer, (iii) the issuance or transfer of shares of capital stock of the Issuer representing at least 50% of the voting power of the voting securities of the Issuer, or (iv) the completion of any tender offer or exchange offer pursuant to which the holders of Common Stock are permitted to sell their shares equaling 50% or more of the outstanding Common Stock for other securities, cash or property (each a “Deemed Liquidation Event”) that occurs prior to the second anniversary of the closing of the Private Placement, the holders of each share of Redeemable Convertible Preferred Stock will be entitled to receive, in preference to the holders of the Common Stock and any junior preferred stock, an amount per share equal to the greater of (a) 200% multiplied by the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value, or (b) the amount that such shares would have been entitled to receive if they had converted into Common Stock immediately prior to such Deemed Liquidation Event.

Upon the consummation of a Deemed Liquidation Event that occurs on or after the second anniversary of the closing of the Private Placement, or any voluntary or involuntary liquidation, dissolution or winding up of the Issuer that is not a Deemed Liquidation Event (each a “Liquidation Event”), the holders of each share of Redeemable Convertible Preferred Stock will be entitled to receive, in preference to the holders of the Common Stock and any junior preferred stock, an amount per share equal to the greater of (1) the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value, or (2) the amount that such shares would have been entitled to receive if they had converted into Common Stock immediately prior to such Deemed Liquidation Event or Liquidation Event.

Warrants

References to and the description of the Warrants set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Form of Short-Term Warrant and Form of Long-Term Warrant, each of which is filed as an exhibit hereto and incorporated by reference herein.

Exercisability

The Short-Term Warrant is exercisable at any time after its original issuance and will expire on June 5, 2025. The Long-Term Warrant is exercisable at any time after its original issuance and will expire on June 5, 2030.

The Warrants are exercisable, at the option of the holder, in whole or in part by delivering to the Issuer a duly executed exercise notice and by payment in full for the number of shares of Common Stock purchased upon such exercise. In lieu of exercising the Warrants for shares of Common Stock, the holder may, in its sole discretion, elect to exercise the Warrants for a pre-funded warrant to purchase a number of shares of Common Stock equal to the number of shares of Common Stock as to which the Warrant is exercised.

If at the time of any exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the shares of Common Stock received upon exercise, then the Warrants may be exercised, in whole or in part, at such time by means of a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Warrants.

Exercise Blocker

Exercise of the Warrants is subject to (i) a mandatory 19.99% blocker provision (the “Warrant Mandatory Blocker”) that prohibits exercise of the Warrants if, immediately following such exercise, the holder, together with its attribution parties, would beneficially own shares of the Issuer’s capital stock representing more than 19.99% of the Issuer’s voting power to comply with Nasdaq listing rules and (ii) if so elected by the holder, a voluntary blocker provision (a “Warrant Voluntary Blocker” and, together with the Warrant Mandatory Blocker, the “Warrant Conversion Blocker”) that would prohibit exercise of the Warrants, if, immediately following such exercise, the holder, together with its attribution parties, would beneficially own shares of the Issuer’s capital stock representing more than a percentage of the Issuer’s voting power that is specified by the holder in a written notice to the Issuer, such percentage not to exceed 19.99%.

CUSIP No. 192003101	13D	Page 11 of 13

As of the date hereof, Novalis LifeSciences has not elected to be subject to a Warrant Voluntary Blocker.

The Preferred Conversion Blocker and the Warrant Conversion Blocker are referred to collectively as the “Beneficial Ownership Blocker.”

Exercise Price

The initial exercise price per share of Common Stock purchasable upon exercise of the Warrants is $2.5996. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, recapitalizations or similar events affecting the Common Stock.

Fundamental Transactions

If a Fundamental Transaction (as defined in the Warrants) occurs while a Warrant is outstanding, then upon any subsequent exercise of the Warrant, the holder thereof has the right to receive, in lieu of the right to receive the shares of Common Stock that would have been issuable upon exercise prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if the Warrant had been exercised immediately prior to the Fundamental Transaction (without regard to any limitations on exercise).

Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of the holder’s ownership of shares of Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Warrant.

Purchase Agreement

In connection with the Board representation rights referred to in Item 4 of this Schedule 13D, and pursuant to the terms of the Purchase Agreement, the Issuer agreed to waive certain corporate opportunities with respect to Novalis LifeSciences, including that Novalis LifeSciences, and all of its partners, principals, directors, officers, members, managers, managing directors, operating partners and/or employees, including Mr. Meister, have no fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Issuer or any of its subsidiaries.

In addition, the Issuer and the Investors, including Novalis LifeSciences, made certain customary representations, warranties and covenants to each other in the Purchase Agreement.

Registration Rights Agreement

Novalis LifeSciences, together with the other Investors, entered into a Registration Rights Agreement with the Issuer on June 5, 2023 (the “Registration Rights Agreement”), which provides the Investors with certain shelf registration rights with respect to the shares of Common Stock issuable upon conversion of the Redeemable Convertible Preferred Stock and exercise of the Warrants, subject to certain limitations set forth therein.

References to and the description of the Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Form of Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

CUSIP No. 192003101	13D	Page 12 of 13

Director Equity Awards

In connection with his service on the Board, Mr. Meister may from time to time receive equity compensation pursuant to the Issuer’s outside director compensation policy.

Pursuant to the Issuer’s outside director compensation policy, on June 6, 2023 Mr. Meister received (i) a restricted stock unit award (the “RSU”) representing the contingent right to receive 108,270 shares of Common Stock and (ii) a stock option to purchase 162,406 shares of Common Stock. The RSU vests in three equal annual installments beginning on the first anniversary of the grant date. The stock option has an exercise price of $1.33 and vests in equal monthly installments over a three-year period from the grant date.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed May 31, 2023)

Exhibit C	Certificate of Designation (incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed June 9, 2023)

Exhibit D	Form of Short-Term Warrant (incorporated by reference from Exhibit 4.1 to the Issuer’s Form 8-K filed May 31, 2023)

Exhibit E	Form of Long-Term Warrant (incorporated by reference from Exhibit 4.2 to the Issuer’s Form 8-K filed May 31, 2023)

Exhibit F	Form of Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 8-K filed May 31, 2023)

CUSIP No. 192003101	13D	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023	NOVALIS LIFESCIENCES INVESTMENTS II, L.P.

By: Novalis LifeSciences Investments II GP, LLC, its general partner

	By:	/s/ Paul M. Meister
	Name:	Paul M. Meister
	Title:	Authorized Signatory

NOVALIS LIFESCIENCES INVESTMENTS II GP, LLC

	By:	/s/ Paul M. Meister
	Name:	Paul M. Meister
	Title:	Authorized Signatory

/s/ Marijn E. Dekkers

/s/ Paul M. Meister